PARSONS LAW FIRM

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James B. Parsons*                                                                                                    e-mail firm-info.@parsonslaw.biz                                                                *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                           e-mail firm-info.@parsonslaw.biz                                                                the Northern Mariana Islands

VIA FACSIMILE AND EDGAR CORRESPONDENCE

June 20, 2005

Mr. Robert Babula

Mr. Michael Moran

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: First National Power Corporation

Your File No. 333-62588

Form 10-KSB for the year ended December 31, 2004.

Dear Mr. Babula and Mr. Moran:

On behalf of First National Power Corporation ("First National Power"), I have been requested to respond to the Securities and Exchange Commission ("SEC") comment letter dated May 25, 2005, referencing First National Power's Form 10-KSB for the year ended December 31, 2004. The responses in this letter correspondence to the comments contained in the letter of May 25, 2005.

Form 10-K for the year ended December 31, 2004

General

1. All modifications or amendments referenced below will be included in a Form 10-KSBA when filed.

Item 1. Description of Business/Business Development

2. First National Power will amend its Form 10-KSB to provide a more descriptive account of the transition from Capstone International, Inc. to First National Power. Since the resignation of Mr. Mills, the Company has been acting without a chief executive officer or president. It is actively searching for a replacement, and hopes one will be appointed in the very near future. This disclosure will be made in Form 10-KSBA.

Item 5. Market for Common Equity and Related Stock Holder Matters

3. The filing will be amended to give a range of high and low bid information for the common stock for each quarter within the last two fiscal years.

4. The filing will amended to include information about approved equity compensation arrangements and as required by item 201 (D) of Regulation SB.

Item 6. Management Discussion Analysis of Financial Condition Results of Operations

5. The MD&A section of the 10-KSBA will state that the Company will be required to raise financing through a combination of debt and/or equity of the next twelve (12) months.

6. The 10-KSBA will reference the fact that there no off balance sheet arrangements in 2004, nor are there expected to be any such arrangements in 2005.

Item 7. Financial Statements

7. The auditors have reviewed this comment, and have discussed this issue with management. Based on that discussion, management's response is as follows:

At the time of the loans from a related entity, Mr. Mills was a related party and an officer as defined by the Rule APB 26. However, between the times that the loans were made and the loans were forgiven, Mr. Mills both ceased to be an officer and ceased to be a related party through share ownership. Because the loans were from a related party, but the forgiveness was not, the auditors and management believe that the classification of the event was correct.

Item 8A. Disclosures, Controls and Procedures

8. The filing will be amended to furnish information required by Item 207 of Regulation S-B.

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16 (A) under the Exchange Act.

9. The information required Item 401, 405 and 406 of Regulation S-B, including the ages of the executive officers and the fact that the financial expert does not serve on the audit committee (the Company has not yet appointed an audit committee -but please note that Mr. Pete Wanner, the Company's CFO, is a chartered accountant) will be included.

Item 12. Certain Beneficial and Related Transactions

10. More detail regarding related party loans as required by Item 404 (A) of Regulation S-B will be included.

Item 14. Principal Accountant Fees and Services.

11. Amounts paid for accounting services will be included.

Signatures.

12. As stated, the First National Power has not appointed a chief executive officer to replace Mr. Mills.

13. The filing will be amended to indicate that there will be no reference to other certifying officers. When such a certifying officer has been appointed by the board of directors, a Form 8-K will be filed.

Please contact me if the SEC has further questions or comments regarding this filing. Of course, we are aware that the SEC may also have additional comments after it reviews the Form 10-KSBA, when filed.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

James B. Parsons

JBP:kla